FORM U-12(I)-B (THREE-YEAR STATEMENT)

                          SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                             Three-Year Period Ending 2002

                         FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

   (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

                        (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.  Name and business address of person filing statement.

    Richard M. Kacich, Director - Business Services - Millstone
    Northeast Nuclear Energy Company
    P.O. Box 128, Waterford, Connecticut 06385

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Northeast Nuclear Energy Company, a wholly owned subsidiary of Northeast Utilities. Northeast Nuclear Energy Company acts as agent for the System companies and other New England utilities in operating the Millstone nuclear generating facilities (Millstone) in Waterford, Connecticut.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

    The undersigned is Director - Business Services of Northeast Nuclear Energy Company. He will represent Northeast Nuclear Energy Company and other Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

    Name of Recipient   Salary or other Compensation        Person or company
                                                            from whom received
                                          to be received    or to be received
                        (a)               (b)

    Richard M. Kacich   To be included    To be included    Northeast Nuclear
                        in supplemental   in supplemental   Energy Company
                        statement.        statement.

    (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

        (a)  Total amount of routine expenses charged to client:   $   None
        (b)  Itemized list of all other expenses: No other expenses.

    Date 1/26/99                         (Signed) /s/ Richard M. Kacich